May 6, 2013	Mark C. Amorosi 202.778.9351 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR AND E-MAIL

Patrick Scott U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to SEC Staff Comments on the Initial Registration Statement on Form N-4 of First Investors Life Variable Annuity Fund D (File Nos. 333-186359 and 811-08205)

Dear Mr. Scott:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 18, 2013 concerning the Initial Registration Statement on Form N-4 (the “Registration Statement”) of First Investors Life Variable Annuity Fund D (the “Registrant”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2013, and the Registrant’s responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses, which are reflected in Pre-Effective Amendment No.1 to the Registration Statement filed with the SEC on May 6, 2013.  Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.  Page number references are to Pre-Effective Amendment No.1.

1.           Definitions and Bonus Payment clarifications

(a)	Please consider providing a definition of the “effective date” of the contract.

Response:  The requested disclosure has been added.

(b)	Please consider providing a definition, in the glossary section, of the term “Right to Examine.”

Response:  The requested disclosure has been added.

(c)
Confirm supplementally in your response letter that FIL will not recapture any portion of the Bonus Payment added to the Accumulation Value of a Contractowner’s contract, under any circumstances (e.g., cancellation prior to expiration of the “Right to Examine” period; on withdrawal, death or annuitization, etc.)

Response:  The Registrant hereby confirms that it will not recapture any portion of the Bonus Payments added to the Accumulation Value of a Contract.

2.
Table of Fees and Expenses (pages 5-6):  Please confirm to the Staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 18.

Response:  The Registrant hereby confirms that the table of Total Annual Fund Operating Expenses shows gross annual fund operating expenses that do not reflect any waiver or reimbursement arrangements.

3.
Application and Purchase Payments (page 14):  The prospectus states that you generally do not limit the maximum amount of Purchase Payments, but then go on to say that Purchase Payments above certain amounts are subject to review.  If you reserve the right to reject such payments, please explicitly state so.

Response:  The requested disclosure has been added.

4.           Bonus Payments (pages 16-17)

(a)	Comment: Please clarify what the effect is of item #2 under “if such withdrawals exceed the Purchase Payment.”

Response:  The disclosure has been clarified by including an example showing a sample calculation.

(b)	Comment: Please clarify when an adjusted Purchase Payment receives a 4% bonus and when it receives a 5% bonus.

Response:  An example has been added to the relevant disclosure to clarify the application of the 4.00% Bonus Percentage and the 5.00% Bonus Percentage.

5.	Glossary – Purchase Payment: Please clarify whether the term includes any Bonus Payments.

Response:  The requested disclosure has been added.

6.
Contract Expenses – Surrender Charges (page 27): The prospectus states that for purposes of computing the surrender charge, amounts surrendered will be taken from contract value in the following order: 1) amounts not subject to surrender charge; 2) Premium Payments; 3) other remaining Accumulation Value.  Please clarify what falls within category 1 and what falls within category 3 (e.g., how would a bonus, 10% free surrender, and earnings be categorized?).

Response:  The relevant disclosure has been revised to clarify the calculation of the surrender charge.

7.	Series and Class Identifiers: Please confirm supplementally that the contract name on the front cover of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response:  The Registrant has renamed the contract as First Choice Bonus Annuity.  The Registrant has made corresponding changes to the EDGAR class identifiers.  The Registrant hereby confirms that the contract name on the front cover of the prospectus included in Pre-Effective Amendment No. 1 to the Registration Statement is and will continue to be the same as the EDGAR class identifiers.

8.
Guarantees and Support Agreements: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  The Registrant hereby confirms that there are no guarantees or support agreements with third parties to support any of the company’s guarantees under the Contract and that the company will be primarily responsible for any guarantees associated with the Contract.

9.
Financial Statements, Exhibits, and Other Information: Please confirm that the exhibits and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Response:  The Registrant hereby confirms that all required exhibits and information will be filed with the SEC by a pre-effective amendment to the registration statement.

10.
Representation of Company: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Registrants and their management are in possession of all facts relating to the Registrants’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Registrant will include the requested representations in a separate letter at the time it requests acceleration of the effective date of the registration statement.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:          Joanne McIntosh
First Investors Life Insurance Company

Diane Ambler
K&L Gates LLP